RedBall Acquisition Corp.

667 Madison Avenue

New York, NY 10065-8029

June 3, 2022

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Katherine Bagley
Dietrich King

Re:	Request for Withdrawal of

Registration Statement on Form S-4 (File No. 333-260610)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), RedBall Acquisition Corp. (the “Company”), respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-4 (File No. 333-260610), together with all exhibits thereto (collectively, the “Registration Statement”), initially filed with the Commission on October 29, 2021, as further amended and as declared effective by the Commission on May 10, 2022. The Registration Statement registered the offering and proposed sale and issuance of common stock, par value $0.0001 per share (the “Common Stock”) and redeemable warrants, each warrant exercisable for one share of common stock at an exercise price of $11.50 (the “Redeemable Warrants”), of the Company (after its domestication as a corporation incorporated in the State of Delaware) in connection with the transactions contemplated by the Business Combination Agreement and Plan of Reorganization (as amended by that First Amendment to the Business Combination Agreement and Plan of Reorganization, dated December 12, 2021 and that Second Amendment to the Business Combination Agreement and Plan of Reorganization, dated March 28, 2022, the “Business Combination Agreement”), among the Company, Showstop Merger Sub I Inc., a Delaware corporation and a wholly owned subsidiary of the Company, Showstop Merger Sub II LLC, a Delaware limited liability company and a wholly owned subsidiary of the Company, and SeatGeek, Inc., a Delaware corporation.

The Company requests the withdrawal of the Registration Statement because the transaction to which it relates has been terminated. Accordingly, the Company will not proceed with the offering of Common Stock and Redeemable Warrants in connection with the transactions set forth in the Business Combination Agreement. Because the proposed sale and issuance of the Common Stock and Redeemable Warrants registered under the Registration Statement will not occur, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act. The Company confirms that no securities have been sold or will be sold pursuant to the Registration Statement.

The Company also requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use in the name of RedBall Acquisition Corp.

We would be grateful if you could please send copies of the written order granting withdrawal of the Registration Statement to Alec Scheiner, Chief Executive Officer, RedBall Acquisition Corp., at the above-mentioned address, with a copy to John M. Bibona at Fried, Frank, Harris, Shriver & Jacobson LLP at One New York Plaza, New York, NY 10004, email: john.bibona@friedfrank.com.

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[Signature page follows]

Thank you for your assistance in this request. If you have any questions or require any further information, please contact John M. Bibona at Fried, Frank, Harris, Shriver & Jacobson LLP at (212) 859-8539.

Sincerely,

RedBall Acquisition Corp.

By:	/s/ Alec Scheiner
Alec Scheiner
Chief Executive Officer